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SECURI 08030188 SION

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FEB 29 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gyre Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

817 W. Peachtree Street NW, Suite 910
(No. and Street)

Atlanta	**GA**	**30308**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Alvarez **(770) 263-7300**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSE
MAR 18 2008
THOMSO
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/17

OATH OR AFFIRMATION

I, **Kyle E. Philipp**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Gyre Securities, LLC, as

of **December 31**, **2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

GYRE SECURITIES, LLC
Financial Statements and Schedules
as of December 31, 2007
With
Report of Independent Auditor

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Member of
Gyre Securities, LLC:

We have audited the accompanying statement of financial condition of Gyre Securities, LLC, as of December 31, 2007 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gyre Securities, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 27, 2008
Atlanta, Georgia

GYRE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash and cash equivalents	$ 4,626
Due from member	23,276
Other assets	1,240
Total assets	29,142

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 1,500
Total liabilities	1,500
Member's Equity	27,642
Total liabilities and member's equity	$ 29,142

The accompanying notes are an integral part of these financial statements.

GYRE SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Investment banking	$ 13,333
Other	35,000
Total revenues	48,333
EXPENSES:	
Employee compensation and benefits	19,644
Occupancy	12,034
Communications	3,164
Other operating expenses	32,471
Total expenses	67,313
NET (LOSS)	$ (18,980)

The accompanying notes are an integral part of these financial statements.

GYRE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (18,980)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Use of premises and employees provided by member	19,552
Increase in other assets	(46)
Decrease in accounts payable	(15)
NET CASH PROVIDED BY OPERATING ACTIVITIES	511
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contribution from member	10,000
Loan to member	(23,276)
CASH USED BY FINANCING ACTIVITIES	(13,276)
NET DECREASE IN CASH	(12,765)
CASH, at beginning of year	17,391
CASH, at end of year	$ 4,626
SUPPLEMENTAL INFORMATION:	
Capital contributions arising from use of premises and and employees of member	$ 19,552

The accompanying notes are an integral part of these financial statements.

GYRE SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance,	
December 31, 2006	$ 17,070
Member's contributions:	
Cash	10,000
Use of premises and employees	19,552
Net loss	(18,980)
Balance,	
December 31, 2007	$ 27,642

The accompanying notes are an integral part of these financial statements.

GYRE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2007

CORPORATE ORGANIZATION AND BUSINESS

The Company was formed March 4, 2004 as Vision Fuel Capital, LLC. In January 2005 its name was changed to Gyre Securities, LLC.

The Company is subject to the regulations of the Securities and Exchange Commission, the Financial Authority Regulatory Authority and the Securities Division of the state of Georgia.

The Company's primary business is investment banking and investment advisory services.

The Company is wholly owned by Gyre Capital, LLC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

Income Taxes: The Company is organized as a Limited Liability Company, taxable as a partnership. Therefore, all income, losses, and tax credits flow through and are taxed in the income tax returns of its member.

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $3,126 which was $1,874 below of its required net capital of $5,000. The net capital deficit was cured on February 1, 2008 when a capital contribution of $19,115 was received.

GYRE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2007

RELATED PARTY TRANSACTIONS

The Company operates from office facilities and utilizes personnel provided by its member pursuant to an Expense Sharing Agreement. Under the terms of the Expense Sharing Agreement the member allocates expenses it incurs to the Company according to the percentage of revenue the Company generates compared to its member. For the months that the Company does not generate revenue or the Company generates less than five percent of the total revenue, five percent of the expenses are allocated to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NET LOSS

The Company had losses in 2007 and 2006 of approximately $18,980 and $24,664, respectively. The Company is dependent upon capital contributions from its Member for working capital and net capital. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

CONCENTRATION

The investment banking revenue for 2007 was earned from a single transaction.

GYRE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2007

COMPUTATION OF NET CAPITAL:	
Total member's equity	$ 27,642
Less nonallowable assets	
Due from member	(23,276)
Other assets	(1,240)
Net capital	$ 3,126
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness	$ 1,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
NET CAPITAL DEFICIT	$ (1,874)
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	48%

GYRE SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2007

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' funds or securities.

SCHEDULE III

RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)4
DECEMBER 31, 2007

There are no significant differences between the computation of net capital included in these financial statements and the net capital computation included in the Company's December 31, 2007 unaudited Focus Report filing. Therefore, no reconciliation is necessary.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors of
Gyre Securities, LLC:

In planning and performing our audit of the financial statements of Gyre Securities, LLC for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Gyre Securities, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2007 and this report does not effect our report thereon dated February 27, 2008.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 27, 2008
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

END